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EXHIBIT 12
                      WASHINGTON REALTY INVESTMENT TRUST

              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                            AND PREFERRED DIVIDENDS

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
                                                                        Year ended December 31,
                                                              1999                1998                1997
                                                              ----                ----                ----
Net earnings before loss (gain) on sale of real estate      $ 36,392            $ 34,300            $ 30,136
Add back:
     Fixed charges                                            22,495              17,106               9,761

Deduct:
     Capitalized interest                                       (224)                 (0)                (70)

Earnings available for fixed charges
and preferred dividends                                     $ 58,663            $ 51,406            $ 39,827

Fixed Charges
     Interest expense                                       $ 22,271            $ 17,106            $  9,691
     Capitalized interest                                        224                   0                  70
     Interest portion of rent expense                              0                   0                   0

Total fixed charges                                           22,495              17,106               9,761

Preferred dividends                                                0                   0                   0

Total fixed charges and preferred dividends                 $ 22,495            $ 17,106            $  9,761

Ratio of Earnings to Fixed Charges
and Preferred Dividends                                         2.61                3.01                4.08
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